Exhibit 15.1

SPECIAL RESOLUTION OF ALLIED IRISH BANKS, p.l.c.

At the Extraordinary General Meeting of Allied Irish Banks, p.l.c., held on 23 December 2009, the following Resolution was passed as a Special Resolution:

THAT, in accordance with the Shareholders’ Rights (Directive 2007/36/EC) Regulations 2009, a general meeting of the Company, other than an annual general meeting or a general meeting for the passing of a special resolution, may be called on 14 days’ notice.

Mr. Dan O’Connor

(Chairman of the meeting)

Bankcentre,

Ballsbridge,

Dublin 4.